UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Koninklijke KPN N.V.
________________________________________
(Name of Issuer)
Ordinary Shares, par value Euro 0.24
________________________________________
(Title of Class of Securities)

780641205
________________________________________
(CUSIP Number)

February 10 and December 6, 2005
________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
[X]	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  780641205

1 Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons
(entities only)

State of the Netherlands (FN1)

2 Check the Appropriate Box if a Member
of a Group (See Instructions)
(a)  [   ]
(b)  [   ]

3 SEC Use Only

4 Citizenship or Place of Organization
The Netherlands

Number of Shares Beneficially Owned by Each
Reporting Person With
5 Sole Voting Power  166,966,893 FN2
6 Shared Voting Power   0
7 Sole Dispositive Power   166,966,893 FN2
8 Shared Dispositive Power   0
9 Aggregate Amount Beneficially Owned by
  Each Reporting Person   166,966,893 FN2
10 Check Box if the Aggregate Amount
   in Row (9) Excludes Certain Shares
   (See Instructions)
11 Percent of Class Represented
   by Amount in Row (9)   7.8% FN3
12 Type of Reporting Person (See Instructions) 00
________________________________________
FN1 Acting solely through its duly authorized
    representative, the Ministry of Finance.
FN2 This Amendment No. 3 to the Schedule 13G is being filed pursuant to Rule 13d-1(d) and Rule 13d2-(b), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing.
FN3 Based on Ordinary Shares outstanding as disclosed by the Issuer in its most recent publicly available filings in the Netherlands.

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CUSIP No.  780641205

This Amendment No. 3 amends and supplements the
Schedule 13G of The State of the Netherlands, acting through its duly authorized representative of the Ministry of Finance, filed with the U.S. Securities and Exchange
Commission on February 14, 1996, as
previously amended by Amendment No. 1
thereto filed on September 9, 2003 and
Amendment No.2 thereto filed on February 12,
2004, with respect to the Ordinary Shares of Koninklijke KPN N.V.(formerly Koninklijke PTT
Nederland N.V.), a Netherlands corporation, beneficially owned by The State of the Netherlands.

Item 1.

Name of Issuer:
(a) Koninklijke KPN N.V.
(formerly Koninklijke PTT Nederland N.V.)

(b) Address of Issuers Principal Executive Offices:
Maanplein 55, 2516 CK, The Hague, The Netherlands
PO Box 30,000, 2500 GA, The Hague, The Netherlands

Item 2.

(a) Name of Person Filing:
The State of the Netherlands, acting
through its duly authorized representative, the Ministry of Finance

(b) Address of Principal Business
Office or, if none, Residence:
Korte Voorhout 7, 2514 CW Den Haag,
The Netherlands (Ministry of Finance)

(c) Citizenship:
The Netherlands

(d) Title of Class of Securities:
Ordinary Shares, par value Euro 0.24

(e) CUSIP Number:
The Ordinary Shares, which are not
traded on U.S. markets, have not
been assigned a CUSIP number.
The CUSIP number for the related
American Depositary Shares is 780641205

Item 3.

If this statement is filed
pursuant to Sections 240.13d-1(b)
or 240.13d-2(b) or (c),
check whether the person filing is a:

N/A

Item 4.

Ownership

(a) Amount beneficially owned: 166,966,893 FN4

(b) Percent of class: 7.8% FN5

FN4 This Amendment No. 3 to the Schedule 13G is being filed pursuant to Rule 13d-1(d) and Rule 13d2-(b), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing.

FN5 Based on Ordinary Shares outstanding as disclosed by the Issuer in its most recent publicly available filings in the Netherlands.

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CUSIP No.  780641205

(c) Number of shares as to which the
person has:

(i) Sole power to vote or to
direct the vote: 166,966,893 FN6

(ii) Shared power to vote or to
direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 166,966,893 FN6

(iv) Shared power to dispose or to direct the disposition of: 0


Item 5.	Ownership of Five Percent or
Less of a Class

N/A


Item 6.
Ownership of More than Five Percent
on Behalf of Another Person

N/A


Item 7.
Identification and Classification of the
Subsidiary Which Acquired the Security
Being Reported on By the Parent
Holding Company or Control Person

N/A


Item 8.
Identification and Classification
of Members of the Group

N/A

Item 9.	Notice of Dissolution
of Group

N/A

Item 10.Certification

N/A

FN6 This Amendment No. 3 to the Schedule 13G is being filed pursuant to Rule 13d-1(d) and Rule 13d2-(b), and the share ownership amount indicated herein relates to the number of Ordinary Shares held by the State of the Netherlands as of the date of this filing.

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CUSIP No.  780641205

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated:  10 February 2006
STATE OF THE NETHERLANDS

Acting through its duly
authorized representative
of the Ministry of Finance


By:  /s/      ___________
Name:       Mr. J.P. Schaay
Title:         Deputy Director